UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                          ALLEGRO BIODIESEL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    252532106
                                 (CUSIP Number)

                                 August 14, 2007
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 2


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Asset Managers International Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     British Virgin Islands
--------------------------------------------------------------------------------
              5.   SOLE VOTING POWER

                   0
              -----------------------------------------------------------------
              6.   SHARED VOTING POWER

                   2,315,767 shares, which are held by Asset Managers
                   International Ltd ("AMI"). Pentagon Dollar Satellite Fund,
                   Ltd. ("PDF") and several "feeder" funds (together with PDF,
 NUMBER OF         the "Feeder Funds") wholly own AMI.  Pentagon Capital
  SHARES           Management Plc ("PCM") is an investment adviser that controls
BENEFICIALLY       the investments of AMI and the Feeder Funds. Lewis Chester
  OWNED            ("Chester") is the Chief Executive Officer of PCM, and Jafar
 BY EACH           Omid ("Omid") is the Chief Financial Officer of PCM. Chester
 REPORTING         and Omid are directors of and control PCM.
  PERSON      -----------------------------------------------------------------
   WITH       7.   SOLE DISPOSITIVE POWER

                   0
              -----------------------------------------------------------------
              8.   SHARED DISPOSITIVE POWER
                   2,315,767 shares, which are held by AMI. AMI is wholly owned by the Feeder Funds. PCM controls the investments of AMI and the Feeder Funds, and Chester and Omid control PCM.
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,767
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 3


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Dollar Satellite Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
              5.   SOLE VOTING POWER NUMBER OF

                   0
                   -------------------------------------------------------------
              6.   SHARED VOTING POWER

                   2,315,767, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds.
 NUMBER OF         PCM controls the investments of AMI and the Feeder Funds, and
  SHARES           Chester and Omid control PCM.
BENEFICIALLY       -------------------------------------------------------------
  OWNED       7.   SOLE DISPOSITIVE POWER
 BY EACH
 REPORTING         0
  PERSON           -------------------------------------------------------------
   WITH       8.   SHARED DISPOSITIVE POWER

                   2,315,767, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds. PCM controls the investments of AMI and the Feeder Funds, and Chester and Omid control PCM.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,767
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 4


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lewis Chester
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
              5.   SOLE VOTING POWER NUMBER OF

                   0
              -----------------------------------------------------------------
              6.   SHARED VOTING POWER

 NUMBER OF         2,315,767, some of which are held by AMI and some of which
  SHARES           are held by PDF. AMI is wholly owned by the Feeder Funds.
BENEFICIALLY       PCM controls the investments of AMI and the Feeder Funds,
  OWNED            and Chester and Omid control PCM.
 BY EACH      -----------------------------------------------------------------
 REPORTING    7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH            0
              -----------------------------------------------------------------
              8.   SHARED DISPOSITIVE POWER

                   2,315,767, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds.
                   PCM controls the investments of AMI and the Feeder Funds,
                   and Chester and Omid control PCM.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,767
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 5


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jafar Omid
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
              5.   SOLE VOTING POWER NUMBER OF

                   0
              -----------------------------------------------------------------
              6.   SHARED VOTING POWER

                   2,315,767, some of which are held by AMI and some of which
 NUMBER OF         are held by PDF. AMI is wholly owned by the Feeder Funds.
  SHARES           PCM controls the investments of AMI and the Feeder Funds,
BENEFICIALLY       and Chester and Omid control PCM.
  OWNED       -----------------------------------------------------------------
 BY EACH      7.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON           0
   WITH       -----------------------------------------------------------------
              8.   SHARED DISPOSITIVE POWER

                   2,315,767, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds.
                   PCM controls the investments of AMI and the Feeder Funds,
                   and Chester and Omid control PCM.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,767
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 6


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Capital Management Plc
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
              5.   SOLE VOTING POWER NUMBER OF

                   0
              -----------------------------------------------------------------
              6.   SHARED VOTING POWER

                   2,315,767, some of which are held by AMI and some of which
 NUMBER OF         are held by PDF. AMI is wholly owned by the Feeder Funds.
  SHARES           PCM controls the investments of AMI and the Feeder Funds,
BENEFICIALLY       and Chester and Omid control PCM.
  OWNED       -----------------------------------------------------------------
  BY EACH     7.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON           0
   WITH       -----------------------------------------------------------------
              8.   SHARED DISPOSITIVE POWER

                   2,315,767, some of which are held by AMI and some of which are held by PDF. AMI is wholly owned by the Feeder Funds.
                   PCM controls the investments of AMI and the Feeder Funds,
                   and Chester and Omid control PCM.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,767
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 7


      This statement is hereby amended and restated in its entirety as follows:

Explanatory Note: The purpose of this Amendment No. 4 to Schedule 13G is solely
(1) to delete Cape Investment Advisors, Ltd. as a Reporting Person, (2) to add Lewis Chester and Jafar Omid as Reporting Persons, and (3) to change the business address for certain Reporting Persons.

Item 1. Issuer.

      (a) The name of the issuer is Allegro Biodiesel Corporation (the
"Issuer").

      (b) The address of the Issuer's principal executive office is 6033 West Century Blvd., Suite 850, Los Angeles, California, 90045

Item 2. Reporting Person and Security.

      (a) Asset Managers International Ltd ("AMI")and Pentagon Dollar Satellite Fund, Ltd. ("PDF") are each international business companies incorporated under the laws of the British Virgin Islands. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered in England and Wales with company number 03657659. AMI is wholly owned by PDF and several other "feeder" funds ("Other Feeder Funds", and together with PDF, the "Feeder Funds"). PCM is an investment adviser that controls the investments of AMI and the Feeder Funds. Lewis Chester ("Chester") is the Chief Executive Officer of PCM, and Jafar Omid ("Omid") is the Chief Financial Officer of PCM. Chester and Omid are directors of and control PCM. AMI, PDF, Chester, Omid and PCM are referred to herein as the "Reporting Persons."

      (b) The address of the principal business and principal office of AMI is c/o Olympia Capital (Ireland) Ltd., Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland and for PDF, PCM, Chester and Omid is 1 Knightsbridge, London, England SW1X 7LX.

      (c) Each of AMI and PDF was incorporated under the laws of the British Virgin Islands. PCM was incorporated under the laws of England and Wales.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

      (e) The CUSIP number is 252532106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No. 252532106                                                       Page 8


      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)
(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 9


Item 4. Ownership.

      On December 6, 2005, AMI and the Diametrics Medical, Inc. (the predecessor of the Issuer prior to the Issuer's reincorporation on November 28, 2006, referred to herein as "DMED") executed a Convertible Secured Promissory Note (the "Note"), providing for the payment by DMED to AMI of the principal sum of $375,000 (or such lesser principal amount as may be outstanding from time to time), together with interest compounded quarterly on the unpaid principal balance at a rate equal to ten percent (10%) per annum.

      The Note was convertible into a number of shares of DMED Common Stock equal to 80,670,000 multiplied by a fraction, the numerator of which was the actual principal amount being converted and the denominator of which was 375,000. Any accrued but unpaid interest was convertible into shares of DMED Common Stock at the higher of (i) $0.01 per share or (ii) the average of the share prices of the Common Stock recorded at the close of the ten (10) trading days immediately prior to the date of conversion, subject to adjustment for stock splits, stock dividends, recapitalizations and similar events.

      On June 30, 2006, DMED effected a 1-for-100 reverse stock split of DMED Common Stock (the "Stock Split").

      On September 20, 2006, AMI entered into an Exercise Agreement with DMED pursuant to which AMI received 815,675 shares of DMED Common Stock upon the conversion of the Note in accordance with the terms of the Note, as adjusted for the Stock Split.

      On September 20, 2006, DMED issued shares of Series J Convertible Preferred Stock to certain purchasers, including AMI and PDF. Each Series J Share was convertible into the number of shares of DMED Common Stock determined by dividing $10,000 by the conversion price of $0.758754 per share, subject to adjustment for stock splits, stock dividends, reclassifications and similar events.

      On November 28, 2006, DMED's stockholders approved the reincorporation of DMED in the state of Delaware (the "Reincorporation"), and in connection therewith, the corporate name of DMED was changed to Allegro Biodiesel Corporation. In connection with the Reincorporation, (i) each share of DMED Common Stock automatically converted into one share of the Issuer's Common Stock and (ii) each share of Series J Convertible Preferred Stock automatically converted into ten thousand shares of the Issuer's Series A Convertible Preferred Stock ("Series A Shares").

      Under the Certificate of Designations of Series A Convertible Preferred Stock ("Series A Certificate of Designations") each Series A Share is convertible into the number of shares of Common Stock determined by dividing $1.00 by the conversion price of $0.758754 per share, subject to adjustment for stock splits, stock dividends, reclassifications and similar events.

      On August 14, 2007, AMI and PDF each elected in writing under Section
(f)(i) of the Series A Certificate of Designations to limit its right to convert Series A Shares such that it may at any given time convert only up to that number of Series A Shares so that, upon conversion, the aggregate beneficial ownership of the Issuer's Common Stock (calculated pursuant to Rule 13d-3 of the Exchange Act) of AMI or PDF, as applicable, and all affiliated persons, is not more than 9.990% of the Issuer's Common Stock then outstanding. Upon such election, the Reporting Persons beneficially owned less than 9.990% of the Issuer's outstanding Common Stock.

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 10


      Pursuant to Section (c) of the Series A Certificate of Designations, (i) AMI received an aggregate of 1,280,295 Series A Shares as dividends on December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, and (ii) PDF
received an aggregate of 426,765 Series A Shares as dividends on December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007

      As of November 13, 2007, (i) AMI held 850,455 shares of common stock and 9,187,997 Series A Shares, and (ii) PDF held 3,062,666 Series A Shares.

      The right to vote and the right to dispose of shares beneficially owned by AMI and PDF are shared among all of the Reporting Persons.

      Assuming that the Issuer had 21,715,539 shares of Common Stock outstanding as of the date of this Statement, which is based on the number reported by the Issuer as outstanding as of November 13, 2007 in its Quarterly Report on Form 10-QSB filed November 13, 2007, each of the Reporting Persons had, on November 13, 2007, beneficial ownership of 2,315,767 shares of Common Stock which represented 9.990% of the Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 11


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008               ASSET MANAGERS INTERNATIONAL LTD

                                       By:  /s/ William F. Maycock
                                            ------------------------------------
                                            William F. Maycock
                                            Its: Director


                                       PENTAGON DOLLAR SATELLITE FUND, LTD.

Dated: January 22, 2008                By:  /s/ William F. Maycock
                                            ------------------------------------
                                            William F. Maycock
                                            Its: Director

Dated: January 22, 2008                     /s/ Lewis Chester
                                            ------------------------------------
                                            Lewis Chester

Dated: January 22, 2008                     /s/ Jafar Omid
                                            ------------------------------------
                                            Jafar Omid


                                       PENTAGON CAPITAL MANAGEMENT PLC

Dated: January 22, 2008                By: /s/ Lewis Chester
                                           -------------------------------------
                                           Lewis Chester
                                           Its: Authorized Signatory

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 12


                                  EXHIBIT INDEX

Exhibit A        Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 252532106                                                      Page 13


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Allegro Biodiesel Corporation beneficially owned by Asset Managers International Ltd, Pentagon Dollar Satellite Fund, Ltd., Lewis Chester, Jafar Omid and Pentagon Capital Management Plc and such other holdings as may be reported therein.

Dated: January 22, 2008

ASSET MANAGERS INTERNATIONAL LTD

By:  /s/ William F. Maycock
     -------------------------------
     William F. Maycock
     Its: Director


PENTAGON DOLLAR SATELLITE FUND, LTD.

By:  /s/ William F. Maycock
     -------------------------------
     William F. Maycock
     Its: Director

 /s/ Lewis Chester
------------------------------------
     Lewis Chester

/s/ Jafar Omid
------------------------------------
    Jafar Omid


PENTAGON CAPITAL MANAGEMENT PLC

By:  /s/ Lewis Chester
     -------------------------------
     Lewis Chester
     Its: Authorized Signatory